Mail Stop 4561

June 19, 2008

Mr. Christopher P. Marr
Chief Financial Officer
U-Store-It Trust
50 Public Square, Suite 2800
Cleveland, OH 44113

      Re: U-Store-It Trust
              Form 10-K for the year ended December 31, 2007
              Filed February 29, 2008
              File No. 1-32324

Dear Mr. Marr:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Daniel L. Gordon
                                    Branch Chief